UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the Month of March 2003

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12
1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  ☐      No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 26, 2003

EDP- Electricidadé de Portugal

	By:	/s/ Francisco de la Fuente Sánchez
Name: Francisco de la Fuente Sánchez
Title: Director

Lisbon, March 24, 2002

Reuters:        EDPP.IN / EDP.N

Bloomberg   EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Director

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Tel:  +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site:   www.edp.pt

HIDROCANTÁBRICO WINS THE PRIVATISATION OF BASQUE GAS COMPANY NATURCORP

Today the Basque Government has announced the successful completion of Hidrocantábrico’s bid on the privatisation of Basque gas company Naturcorp.

The current operation follows three of EDP Group’s fundamental strategic guidelines:

i)	Uttermost strategic priority on the Iberian market, namely through Hidrocantábrico as the privileged growth platform in Spain;

ii)	Clear recognition of the growing importance of the gas to power convergence at an Iberian scale;

iii)	Local presence leveraging on strong local partnerships, which in this case, include the most relevant Basque authorities.

Following the integration of Gas Asturias and Naturcorp, Hidrocantábrico controls the second Spanish gas company with more than 500,000 gas clients and an approximately 10% market share in this market.

The new Naturcorp establishes itself immediately as one of the key players in the Spanish gas market with a significant presence along the gas value chain:

•              Gas acquisition contracts in excess of 2 bcm;

•              A distribution network of close to 4,000 km;

•              A gas transport network of 165 km;

•              An approximately 8% market share in the liberalized gas market.

Subsequent to the incorporation of Gas Asturias into Naturcorp, the resulting entity will be 62% owned by Hidrocantábrico and its combined net asset value will amount to approximately Eur. 814 million. Besides contributing with 100% of Gas Asturias’ assets into Naturcorp, Hidrocantábrico will pay a cash consideration of Eur. 227 million for the stake it is acquiring in Naturcorp.

The shareholders agreement to be signed with “Ente Vasco de la Energía” results in Hidrocantábrico having management control of the new company, which will maintain its headquarters in the Basque Country.

EDP – ELECTRICIDADE DE PORTUGAL, S.A.